Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
(in thousands, except for ratio)	2020	2019	2018	2017	2016
Earnings (loss):
Income (loss) before income taxes	$(361,067)	$301,247	$199,318	$199,007	$347,967
Add: Fixed Charges	68,417	85,819	59,882	44,924	33,058
Add: Amortization of capitalized interest	231	229	173	168	130
Less: Interest capitalized	4,067	4,472	2,354	3,188	1,763
Less: Earnings from joint venture, net	1,270	839	167	159	164
Total earnings (loss)	$(297,756)	$381,984	$256,852	$240,752	$379,228

Fixed charges:
Interest costs (1)	$60,493	$81,273	$56,116	$42,178	$30,599
Interest factor of operating lease expense (2)	7,924	4,546	3,766	2,746	2,459
Total fixed charges	$68,417	$85,819	$59,882	$44,924	$33,058

Ratio of earnings to fixed charges (3)	(4.35)	4.45	4.29	5.36	11.47

(1)Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.
(2)Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.
(3)The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.